Exhibit (a)(2)
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF TRUST
OF
JANUS ETF TRUST
     This Certificate of Amendment to Certificate of Trust of Janus ETF Trust (the “Trust”), dated as of August 6, 2015 (this “Certificate of Amendment”), is being duly executed and filed pursuant to the provisions of 12 Del. C. § 3810(b) by the undersigned trustee, to amend the Certificate of Trust of the Trust which was filed on August 6, 2015 with the Office of the Secretary of State of the State of Delaware (the “Certificate of Trust”).
     The Certificate of Trust is hereby amended as follows:
1.	The name of the Trust is Janus Detroit Street Trust.

2.	This Certificate of Amendment shall be effective upon filing.
     IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment as of the date first above written.

/s/ Michael Drew Elder
Name:	Michael Drew Elder
Title:	Trustee